

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2008

Via U.S. Mail and Facsimile to (403) 206-7113

Mr. Frank Marasco, President
Cable Net, Inc.
110 Hamptons Landing, NW
Calgary, Alberta T3A 5R5

> **Re:** **Cable Net, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 17, 2008**
> **File No. 000-32309**

Dear Mr. Marasco:

We have completed our review of your Form 8-K and have no further comments at this time.

If you have any questions, please call me at (202) 551-3832.

Sincerely,

Joshua Thomas
Staff Accountant